CANADIAN NATURAL RESOURCES LIMITED
PROVIDES AN UPDATE ON THE IMPACT OF ALBERTA FOREST FIRES
CALGARY, ALBERTA – MAY 31, 2019 – FOR IMMEDIATE RELEASE
With the protection and safety of our people and assets as the utmost priority, Canadian Natural Resources Limited (“Canadian Natural”) is closely monitoring the wildfires in the Wabasca and Slave Lake, Alberta areas. In response to the wildfires, Canadian Natural completed on May 30, 2019 the evacuation of all 240 personnel in our Pelican Lake and Woodenhouse operations. Accordingly, Canadian Natural has completed the safe, temporary shut-in of approximately 65,000 bbl/d of crude oil production.
Canadian Natural personnel are working together with Alberta Agriculture and Forestry as well as local officials during their response to the wildfire. Canadian Natural is continuously monitoring the situation with officials, and we will provide a public update when operations can be re-started, once safe and permitted to do so.
We wish to thank our staff, firefighters and emergency responders for their tireless work in response to the wildfires. Our thoughts are with our employees, their families, and our neighbours in local communities during this challenging time.
Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore Africa.

CANADIAN NATURAL RESOURCES LIMITED
2100, 855 - 2nd Street S.W. Calgary, Alberta, T2P4J8 Phone: 403-514-7777 Email: ir@cnrl.com www.cnrl.com

STEVE W. LAUT Executive Vice-Chairman TIM S. MCKAY President MARK A. STAINTHORPE Chief Financial Officer and Senior Vice-President, Finance Trading Symbol - CNQ Toronto Stock Exchange New York Stock Exchange

Certain information regarding the Company contained herein may constitute forward-looking statements under applicable securities laws. Such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Refer to our website for complete forward-looking statements www.cnrl.com